                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934


                         GETTY PETROLEUM MARKETING INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                  374292 10 0
                                (CUSIP Number)




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CUSIP NO.  374292 10 0               13G
         --------------



1. NAME OF REPORTING PERSON:      Milton Safenowitz
                            ---------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
                                                          (b)[ ]
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION:   United States citizen
                                        ---------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER:             0
                     ---------------------------
6. SHARED VOTING POWER:         2,029,802*
                       -------------------------

7. SOLE DISPOSITIVE POWER:         0
                          ----------------------
8. SHARED DISPOSITIVE POWER:    2,029,802*
                          ----------------------

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                2,029,802*
                       -------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:
                                                               [X]

     Excludes 176,118 shares owned by The Marilyn Safenowitz Irrevocable Trust, as to which the Reporting Person disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:      14.8%
                                                    ---------------
12. TYPE OF REPORTING PERSON:             IN
                             ------------------------




------------------
* Includes 500,000 shares held by the Safenowitz Family Partnership, LP, (all of the stock of the general partner of which is owned by the Reporting Person and his wife), as to which the Reporting Person disclaims ownership except to the extent of his pecuniary interest therein, and 1,529,802 shares held by The Milton Safenowitz Irrevocable Trust (of which the Reporting Person is a life beneficiary).


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ITEM 1(a).  NAME OF ISSUER:  Getty Petroleum Marketing Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   125 Jericho Turnpike
                   Jericho, New York 11753


ITEM 2(a).  NAME OF PERSON FILING: Milton Safenowitz

ITEM 2(b).  ADDRESS OF RESIDENCE:

                   7124 Queenferry Circle
                   Boca Raton, Florida 33496

ITEM 2(c).  CITIZENSHIP:  United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:  Common Stock, $.01 par value

ITEM 2(e).  CUSIP NUMBER:  374292 10 0

ITEM 3.     Not applicable.

ITEM 4.     OWNERSHIP

      (a) AMOUNT BENEFICIALLY OWNED:      2,029,802*
                                    -------------------

      (b) PERCENT OF CLASS:   14.8%
                           --------------

      (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                                 0
                -------------------------------------

          (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                             2,029,802*
                -------------------------------------

          (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                                 0
                -------------------------------------

          (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                             2,029,802*
                -------------------------------------

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.


---------------------
* Includes 500,000 shares held by the Safenowitz Family Partnership, LP, (all of the stock of the general partner of which is owned by the Reporting Person and his wife), as to which the Reporting Person disclaims ownership except to the extent of his pecuniary interest therein, and 1,529,802 shares held by The Milton Safenowitz Irrevocable Trust (of which the Reporting Person is a life beneficiary).

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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         The Milton Safenowitz Irrevokable Trust has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the 1,529,802 shares held by it, which interest relates to more than five percent of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.

ITEM 10. CERTIFICATION:

         Not applicable.




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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 11, 1998
                ---



                                          /s/ Milton Safenowitz
                                          ----------------------
                                          Milton Safenowitz










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